July 17, 2017

VIA EMAIL AND MAIL

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Re:	American Brivision (Holding) Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed May 24, 2017
File No. 333-213618

Dear Ms. Hayes:

This letter is in response to the letter dated June 14, 2017 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to American Brivision (Holding) Corporation (the “Company”, “we” or “our”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form S-1/A submitted accompanying this Response Letter is referred to as Amendment No. 4.

Risk Factors

We are highly dependent on our license agreement with BioLite, page 6

1.       In your updated disclosure on your BioLite collaboration agreement on page 26, you state that one of the amendments made pursuant to the January 2017 addendum is that the royalty percentage may be renegotiated in case BioLite is obligated to pay its licensor in excess of 3% of the net sales. If true, please clarify in this risk factor and in the Business section that the rights you license from BioLite are not owned by BioLite but licensed by BioLite from a third party.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 6, 25, and 35 of Amendment No. 4.

Business

Collaborative Agreement with BioLite, page 35

2.       We refer to your statement in the second bullet on page 36 and elsewhere that you own all Compound IP to the extent such data were developed in North America. However, you state in clause (3) of the last bullet on this page that the ownership of any clinical trial data and Intellectual Property (as defined in your collaborative agreement) shall belong to you. Please reconcile these disclosures so that the ownership of such clinical trial data is clear in your prospectus without referring investors to the agreement itself.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 26, 35, 36 and 53 of Amendment No. 4.

Business

Our Products, page 37

3.       Please revise the descriptions of each of your completed and in-process clinical trials to describe the endpoints. It is not sufficient to state that the trial included endpoints related to efficacy. For completed trials, discuss the results with respect to the trial endpoints.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 37–42 of Amendment No. 4.

Please kindly note that we are citing statement regarding the endpoints and conclusions from the report published by Memorial Sloan Kettering Cancer Center (“MSKCC”), and we are not allowed to provide further explanations.

4.       Please explain your statement on page 40 that “Neither primary nor secondary endpoint will be determined until ABV-1504 Phase II Part II Trials are completed.” It is not clear how you can conduct clinical trials without knowing what the endpoints are.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 40 and 42 of Amendment No. 4.

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5.       Please update your disclosure in the sixth bullet on page 37 regarding whether you have begun the Phase II clinical trial for ABV-1501 since the first quarter of 2017 has now passed.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure in the bullet point starting with “We are currently negotiating” on page 37 of Amendment No. 4.

6.       With respect to ABV-1501 and ABV-1502, we note that the referenced website describes the primary endpoint as a statistically significant improvement in neutrophil count and neutrophil function. Please revise your disclosure indicating that the primary endpoint is to describe changes in neutrophil count and function to further clarify.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 37 and 38 of Amendment No. 4.

Please kindly note that we are citing statement regarding the endpoints and conclusions from the report published by MSKCC, and we are not allowed to provide further explanations.

7.       Please update your disclosure to state whether you have received an IND for ABV-1502.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure in the bullet point starting with “Currently, we have commenced…” on page 38 of Amendment No. 4.

8.       Your discussion of product candidate ABV-1503 on page 39 references a Phase II trial and states that you are currently preparing the IND package for ABV-1503. Please clarify whether all preclinical and Phase I trials for this product have been completed, and whether the IND will only relate to a Phase II trial. If the Phase I trial has been completed, please disclose where it was conducted, and the primary and secondary endpoints of the trial and whether they were met.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure in bullet point starting with “Phase I Trial for ABV-1503 is unnecessary …” and in bullet point starting with “For ABV-1503, we are currently preparing…” on page 40 of Amendment No. 4.

9.       We note your revised disclosure in response to comment 9. We refer to your statement in the third full paragraph on page 41 that the Phase II Part I trial for ABV-1505 has been completed, and your statement in the following paragraph that you are in the process of negotiating a clinical trial agreement for both portions of the Phase II trials. Please reconcile these disclosures, and if the Phase II Part I trial has been completed, please disclose whether the primary endpoint of safety has been met.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure in the bullet point starting with “As mentioned above, BioLite has…” on page 41 of Amendment No. 4.

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Executive Compensation

Outstanding Equity Awards at Fiscal Year End, page 49

10.     Please further update your revised table to disclose the vesting date of the stock award in a footnote, and to reflect the dollar value of the stock award using the closing market price of your stock at the end of the last fiscal year. Refer to Instructions 2 and 3 to Item 402(p)(2) of Regulation S-K.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 51 of Amendment No. 4.

Please be kindly advised that we issued the stocks on February 17, 2016, and there is no vesting schedule.

Certain Relationships and Related Transactions, and Director Independence, page 50

11.    We acknowledge your revised disclosure in response to comment 16. However, we note you have deleted the previously disclosed transaction with YuangGene Corporation, the company controlled by your CEO, which should still be disclosed in this section since the transaction occurred since October 1, 2015. Please also explain the nature of the relationship with BioLite in this section. Prefer to Item 404(a) of Regulation S-K.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 52-53 of Amendment No. 4.

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In responding to your comments, the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Joan Wu, Esq. of Hunter Taubman Fischer & Li LLC, at (212) 732-7184.

Sincerely,

Kira Huang
Chief Financial Officer
American Brivision (Holding) Corporation

cc:	Joan Wu, Esq.

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